OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

America Online Latin America, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

02365B100

(CUSIP Number)

Joan Burton Jensen, Esq.
Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134
Telephone: (305) 442-3452

Copy to:

Lynn Toby Fisher, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, NY 10022
Telephone: (212) 836-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 02365B100			13D

1.	Name of Reporting Person: Aspen Investments LLC		I.R.S. Identification Nos. of above persons (entities only): 52-2311497

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 57,743,108

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 57,454,220

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,670,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 33.0%(1)

14.	Type of Reporting Person (See Instructions): CO

(1)	For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) the 135,260,715 shares of Class A Common Stock outstanding as of May 10, 2005 based on AOL-LA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005 (including 17,947,646 shares of Class A Common Stock owned by Aspen), (ii) 39,506,574 shares of Class A Common Stock into which (ultimately) 39,506,574 shares of Series C Redeemable Convertible Preferred Stock owned by Aspen are immediately convertible on a one-for-one basis, and (iii) 216,666 shares of Class A Common Stock into which (ultimately) 216,666 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Gustavo A. Cisneros and as to which Aspen has voting power are immediately convertible on a one-for-one basis.

CUSIP No. 02365B100			13D

1.	Name of Reporting Person: Atlantis Investments LLC		I.R.S. Identification Nos. of above persons (entities only): 52-2311490

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 57,743,108

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 57,454,220

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,743,108

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 33.0%(1)

14.	Type of Reporting Person (See Instructions): CO

(1)	For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) the 135,260,715 shares of Class A Common Stock outstanding as of May 10, 2005 based on AOL-LA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005 (including 17,947,646 shares of Class A Common Stock owned by Atlantis), (ii) 39,506,574 shares of Class A Common Stock into which (ultimately) 39,506,574 shares of Series C Redeemable Convertible Preferred Stock owned by Atlantis are immediately convertible on a one-for-one basis, and (iii) 288,888 shares of Class A Common Stock into which (ultimately) 288,888 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Ricardo J. Cisneros and as to which Atlantis has voting power are immediately convertible on a one-for-one basis.

CUSIP No. 02365B100			13D

1.	Name of Reporting Person: Gustavo A. Cisneros		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Venezuela

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 60,000

		8.	Shared Voting Power: 57,670,886

		9.	Sole Dispositive Power: 60,000

		10.	Shared Dispositive Power: 57,454,220

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,730,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 33.0%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) 135,260,715 shares of Class A Common Stock outstanding as of May 10, 2005 based on AOL-LA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005 (including 17,947,646 shares of Class A Common Stock owned by Aspen), (ii) 39,506,574 shares of Class A Common Stock into which (ultimately) 39,506,574 shares of Series C Redeemable Convertible Preferred Stock owned by Aspen are immediately convertible on a one-for-one basis, (iii) 216,666 shares of Class A Common Stock into which (ultimately) 216,666 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Gustavo A. Cisneros and as to which Aspen has voting power are immediately convertible on a one-for-one basis, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by Gustavo A. Cisneros.

CUSIP No. 02365B100			13D

1.	Name of Reporting Person: Ricardo J. Cisneros		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Venezuela

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 60,000

		8.	Shared Voting Power: 57,743,108

		9.	Sole Dispositive Power: 60,000

		10.	Shared Dispositive Power: 57,454,220

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,803,108

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 33.0%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	For purposes of beneficial ownership calculations under Rule 13d-3, the number of outstanding shares includes: (i) 135,260,715 shares of Class A Common Stock outstanding as of May 10, 2005 based on AOL-LA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005 (including 17,947,646 shares of Class A Common Stock owned by Atlantis), (ii) 39,506,574 shares of Class A Common Stock into which (ultimately) 39,506,574 shares of Series C Redeemable Convertible Preferred Stock owned by Atlantis are immediately convertible on a one-for-one basis, (iii) 288,888 shares of Class A Common Stock into which (ultimately) 288,888 shares of Series C Redeemable Convertible Preferred Stock owned by the children of Ricardo J. Cisneros and as to which Atlantis has voting power are immediately convertible on a one-for-one basis, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by Ricardo J. Cisneros.

CUSIP No. 02365B100	13D

     Aspen Investments LLC, a Delaware limited liability company (“Aspen”), Atlantis Investments LLC, a Delaware limited liability company (“Atlantis” and, together with Aspen, “ODC”), Gustavo A. Cisneros (“GAC”), and Ricardo J. Cisneros (“RJC”) (collectively, the “Reporting Persons”), hereby file this Amendment No. 7 (“Amendment No. 7”) to amend and supplement the statement on Schedule 13D originally filed on August 21, 2000 and amended on August 24, 2000 (“Amendment No. 1”), January 10, 2001 (“Amendment No. 2”) and March 8, 2001 (“Amendment No. 3”), further amended and restated in its entirety on April 20, 2001 (“Amendment No. 4”), and further amended on October 16, 2002 (“Amendment No. 5”) and December 23, 2002 (“Amendment No. 6”) (as previously so amended, the “Statement”), with respect to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of America Online Latin America, Inc., a Delaware corporation (“AOL-LA”). As provided in the Joint Filing Agreement filed as Exhibit No. 1 to Amendment No. 3, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

     Unless otherwise expressly set forth herein, capitalized terms not defined in this Amendment No. 7 have the meanings given to such terms in the Statement.

Item 1. Security and Issuer

     This Amendment No. 7 relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

Item 4. Purpose of Transaction

     Item 4 of this Statement is hereby amended by deleting the third paragraph thereof and adding the following in lieu thereof:

     The Cisneros Group, along with AOL and Time Warner Inc. (“Time Warner” and, together with AOL, the “AOL Group”), exercise their control over AOL-LA through several instruments and agreements, including (i) a Second Amended and Restated Stockholders’ Agreement, dated as of March 8, 2002, among AOL, ODC and AOL-LA (the “Second Amended and Restated Stockholders’ Agreement”), (ii) an Amended and Restated Registration Rights and Stockholders’ Agreement (the “Banco Itaú Registration Rights Agreement”), dated as of March 30, 2001, among AOL-LA, the Banco Itaú Reporting Persons and, for limited purposes, AOL and ODC, (iii) AOL-LA’s Fifth Restated Certificate of Incorporation, as amended from time to time (the “Charter”) and (iv) AOL-LA’s Amended and Restated By-laws (the "By-laws”). In addition, the Cisneros Group has entered into various agreements relating to the equity securities issued by AOL-LA, including the Stock Purchase Agreement, the Second Amended and Restated Registration Rights Agreement, dated as of March 8, 2002, by and among AOL-LA, Time Warner, AOL, Aspen and Atlantis (the “Second Amended and Restated AOL-ODC Registration Rights Agreement”) (as described in Item 6 of this Statement) and the Letter Agreement, dated as of May 25, 2005, by and among Time Warner, AOL, Aspen and Atlantis (the “Liquidation Letter Agreement”).

     Item 4 of this Statement is hereby further amended by deleting the last four paragraphs thereof and adding the following in lieu thereof:

CUSIP No. 02365B100	13D

     In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (“Form 10-Q”), AOL-LA stated that it had $16.6 million of available cash on hand as of March 31, 2005 and that its available cash will only be sufficient to fund operations into the third quarter of 2005. AOL-LA further stated in its Form 10-Q that to continue normal operations beyond such time, it would need an additional, substantial capital infusion and that it will not be able to obtain such additional financing from any source.

     In the Form 10-Q, AOL-LA discussed the strategic alternatives it has explored and the potential actions it would take if it is not successful in completing transactions to sell all or part of its businesses. AOL-LA stated that if it is not successful in selling its businesses in a timely manner, it expects to cease operating the businesses and that it may determine that it is advantageous to file a petition for bankruptcy under the U.S. bankruptcy laws or other jurisdictions in which it operates businesses. AOL-LA stated that any such voluntary filing would require the consent of its Series B Preferred Stock and Series C Preferred Stock, in addition to the authorization of its Board of Directors.

     In connection with AOL-LA’s stated inability to fund its operations beyond the third quarter of 2005 and its statements that it expects to sell its businesses or cease operating them and that it potentially would file a petition under U.S. bankruptcy laws, the Reporting Persons, Time Warner and AOL began negotiating the terms of an agreement for their mutual cooperation regarding the wind-down of AOL-LA. Accordingly, on May 25, 2005, ODC and the AOL Group entered into the Liquidation Letter Agreement, which sets forth the terms and conditions on which ODC and the AOL Group would support the wind-down of AOL-LA. Pursuant to the Liquidation Letter Agreement, ODC and the AOL Group agreed to cooperate with and support AOL-LA’s management in the implementation of a wind-down and liquidation plan, and agreed to cause their respective representatives on AOL-LA’s Board of Directors, subject to their fiduciary obligations, to take all necessary actions to implement and execute such plan. Essentially, ODC and the AOL Group agreed that, after distributions on account of (or reservation for payment of) operating and wind-down expenses, including Chapter 11 administrative expenses and other priority claims required to be paid, and certain general unsecured claims against AOL-LA (excluding any general unsecured claims of AOL against AOL-LA), the proceeds of the liquidation would be split on a 60-40 basis, with the AOL Group receiving 60% of the distributions and ODC receiving 40% of the distributions. Additionally, the AOL Group agreed to assume ownership of AOL-LA’s Puerto Rico assets at an agreed upon net value of $15 million (subject to certain working capital and other adjustments as described in the Liquidation Letter Agreement). In exchange for the AOL Group receiving this “value” attributable to AOL-LA’s Puerto Rico assets, ODC would be entitled to receive the first actual dollars generated by the liquidation of AOL-LA’s other assets in an amount up to 40% of the difference between (x) the value of the Puerto Rico assets and (y) the amount of general unsecured claims of AOL against AOL-LA. Thus, after the payment of the unsecured creditor and priority claims described above, the AOL Group would receive 60% of the value generated by the liquidation (including the Puerto Rico assets, in respect of which the AOL Group would assume ownership), while ODC would receive 40% of the value generated by the liquidation. ODC and the AOL Group expect to continue discussions of more detailed terms in connection with a wind-down of AOL-LA and its businesses consistent with the broader terms of the Liquidation Letter Agreement, and may enter into additional agreements, instruments or term sheets to set forth such detailed terms.

     The Liquidation Letter Agreement does not require AOL-LA to wind-down or to file a bankruptcy petition and is not binding on AOL-LA, which is not a party to the agreement. It is an agreement between ODC and the AOL Group. Any decision to cease operations and begin the

CUSIP No. 02365B100	13D

wind-down of the businesses of AOL-LA or for AOL-LA to file a petition in bankruptcy under U.S. insolvency laws would be made by the Board of Directors of AOL-LA, with the consent of ODC and the AOL Group.

     References to, and descriptions of, the Charter, the By-laws, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated Stockholders Agreement, the Banco Itaú Registration Rights Agreement and the Liquidation Letter Agreement are qualified in their entirety by reference to the copies of such documents filed as exhibits to this Statement, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

     The Reporting Persons may have additional discussions with third parties, including other stockholders, or with the Board of Directors or management of AOL-LA regarding the foregoing.

     Except as set forth elsewhere in this Amendment No. 7, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

     Based on AOL-LA’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed on May 16, 2005, there were 135,260,715 shares of Class A Common Stock outstanding as of May 10, 2005. No shares of AOL-LA’s Class B Common Stock or Class C Common Stock were outstanding.

     As of the date hereof, Aspen and GAC each beneficially owns (i) 17,947,646 shares of Class A Common Stock held by Aspen, and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional (x) 39,506,574 shares of Series C Preferred Stock held by Aspen and (y) 216,666 shares of Series C Preferred Stock owned by the children of GAC as to which Aspen has voting power as described in Item 4. Shares of Series C Preferred Stock are convertible into shares of Class C Common Stock at any time, on a one share for one share basis, and such shares of Class C Common Stock are convertible into shares of Class A Common Stock at any time, on a one share for one share basis. All of the equity interest in Aspen is indirectly owned by a trust established by GAC primarily for the benefit of himself and/or members of his family. In addition, GAC beneficially owns immediately exercisable stock options to purchase 60,000 shares of Class A Common Stock. As of the date hereof, Atlantis and RJC each beneficially owns (i) 17,947,646 shares of Class A Common Stock held by Atlantis, and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional (x) 39,506,574 shares of Series C Preferred Stock held by Atlantis and (y) 288,888 shares of Series C Preferred Stock owned by the children of RJC as to which Atlantis has voting power as described in Item 4. Shares of Series C Preferred Stock are convertible into shares of Class C Common Stock at any time, on a one share for one share basis, and such shares of Class C Common Stock are convertible into shares of Class A Common Stock at any time, on a one share for one share

CUSIP No. 02365B100	13D

basis. All of the equity interest in Atlantis is indirectly owned by a trust established by RJC primarily for the benefit of himself and/or members of his family. In addition, RJC beneficially owns immediately exercisable stock options to purchase 60,000 shares of Class A Common Stock.

     Aspen has the shared power to vote 57,670,886 shares of Class A Common Stock as follows: (i) 17,947,646 shares of Class A Common Stock held by Aspen, (ii) 39,506,574 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series C Preferred Stock held by Aspen, and (iii) 216,666 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 216,666 shares of Series C Preferred Stock owned by the children of GAC as to which Aspen has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4. GAC has the power to vote 57,730,886 shares of Class A Common Stock as follows: (i) 17,947,646 shares of Class A Common Stock held by Aspen, (ii) 39,506,574 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series C Preferred Stock held by Aspen, (iii) 216,666 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 216,666 shares of Series C Preferred Stock owned by the children of GAC as to which Aspen has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by GAC. All of GAC’s voting power is shared with Aspen, except with respect to the 60,000 shares of Class A Common Stock subject to immediately exercisable stock options owned by GAC (assuming the exercise of such options).

     Atlantis has the shared power to vote 57,743,108 shares of Class A Common Stock as follows: (i) 17,947,646 shares of Class A Common Stock held by Atlantis, (ii) 39,506,574 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all the Series C Preferred Stock held by Atlantis, and (iii) 288,888 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 288,888 shares of Series C Preferred Stock owned by the children of RJC as to which Atlantis has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4. RJC has the power to vote 57,803,108 shares of Class A Common Stock as follows: (i) 17,947,646 shares of Class A Common Stock held by Atlantis, (ii) 39,506,574 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all the Series C Preferred Stock held by Atlantis, (iii) 288,888 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of the 288,888 shares of Series C Preferred Stock owned by the children of RJC as to which Atlantis has voting power pursuant to the Voting Agreement and Irrevocable Proxy described in Item 4, and (iv) 60,000 shares of Class A Common Stock issuable upon the exercise of immediately exercisable stock options owned by RJC. All of RJC’s voting power is shared with Atlantis, except with respect to the 60,000 shares of Class A Common Stock subject to immediately exercisable stock options owned by RJC (assuming the exercise of such options).

     Aspen has the shared power to dispose of 57,454,220 shares of Class A Common Stock (assuming the conversion of all the Series C Preferred Stock held by Aspen). Through his control of Aspen, GAC has the power to dispose of 57,514,220 shares of Class A Common Stock (assuming the conversion of all the Series C Preferred Stock held by Aspen, and the exercise of his options to purchase 60,000 shares of Class A Common Stock).

     Atlantis has the shared power to dispose of 57,454,220 shares of Class A Common Stock (assuming the conversion of all the Series C Preferred Stock held by Atlantis). Through his control of Atlantis, RJC has the power to dispose of 57,514,220 shares of Class A Common

CUSIP No. 02365B100	13D

Stock (assuming the conversion of all the Series C Preferred Stock held by Atlantis, and the exercise of his options to purchase 60,000 shares of Class A Common Stock).

     Upon the conversion of all the Series C Preferred Stock beneficially owned by it, Aspen would beneficially own 57,670,886 shares of Class A Common Stock in the aggregate, or approximately 33.0% of the 174,983,955 shares of Class A Common Stock that would be issued and outstanding after such conversion. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all the 11% senior convertible notes of AOL-LA currently owned by AOL Time Warner (the “AOLTW Notes”), and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, Aspen would beneficially own approximately 13.5% of the 425,751,101 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Upon the conversion of all the Series C Preferred Stock beneficially owned by him, and the exercise of his options to purchase 60,000 shares of Class A Common Stock, GAC would beneficially own 57,730,886 shares of Class A Common Stock in the aggregate, or approximately 33.0% of the 175,043,955 shares of Class A Common Stock that would be issued and outstanding after such conversion and exercise. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of the AOLTW Notes, and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, GAC would beneficially own approximately 13.6% of the 425,751,101 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Upon the conversion of all the Series C Preferred Stock beneficially owned by it, Atlantis would beneficially own 57,743,108 shares of Class A Common Stock in the aggregate, or approximately 33.0% of the 175,056,177 shares of Class A Common Stock that would be issued and outstanding after such conversion. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of the AOLTW Notes, and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, Atlantis would beneficially own approximately 13.6% of the 425,751,101 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Upon the conversion of all the Series C Preferred Stock beneficially owned by him, and the exercise of his options to purchase 60,000 shares of Class A Common Stock, RJC would beneficially own 57,803,108 shares of Class A Common Stock in the aggregate, or approximately 33.0% of the 175,116,117 shares of Class A Common Stock that would be issued and outstanding after such conversion and exercise. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of the AOLTW Notes, and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group, RJC would beneficially own approximately 13.6% of the 425,751,101 shares of Class A Common Stock of AOL-LA that would be issued and outstanding after such conversions and exercises.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a “group” is deemed to exist by virtue of the Second Amended and Restated Stockholders’ Agreement, the AOL Voting Agreement and the Second Amended and Restated AOL-ODC Registration Rights Agreement (each as described in Item 6), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange

CUSIP No. 02365B100	13D

Act, of all of the equity securities of AOL-LA beneficially owned by the AOL Group. As of the date hereof, the AOL Group beneficially owns (i) 40,169,780 shares of Class A Common Stock, (ii) 79,840,676 shares of Series B Preferred Stock, which represents all of such Series B Preferred Stock outstanding, (iii) currently exercisable options to purchase 240,000 shares of Class A Common Stock, (iv) 114,229,758 shares of Class A Common Stock that are issuable upon conversion, directly or indirectly, of both the AOLTW Notes and the shares of Series B Preferred Stock issued to AOL Time Warner as payment of interest due on such Notes, and (v) warrants to purchase 16,541,250 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class B Common Stock or Class A Common Stock. Shares of Series B Preferred Stock are convertible into Class B Common Stock at any time, on a one share for one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, on a one share for one share basis. As of the date hereof, the AOL Group beneficially owns an aggregate of 251,021,464 shares of Class A Common Stock, or approximately 59.0% of the 425,751,101 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all the AOLTW Notes, and the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the AOL Group.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a “group” is deemed to exist by virtue of the Banco Itaú Registration Rights Agreement ( as defined in Item 6), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itaú Reporting Persons. According to Banco Itaú’s Amendment No. 10 to the statement on Schedule 13D filed on November 12, 2003, Banco Itaú beneficially owns 35,937,840 shares of Class A Common Stock, or approximately 8.4% of the 425,751,101 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all the AOLTW Notes and (iii) the exercise and conversion of all outstanding warrants and stock options beneficially owned by the Reporting Persons and the AOL Group. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itaú Reporting Persons.

     Other than as set forth in this Statement, to the best of the Reporting Persons’ knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, by any subsidiary or affiliate of the Reporting Persons.

     References to, and descriptions of, the Second Amended and Restated Stockholders’ Agreement, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Voting Agreement and Irrevocable Proxy, the Banco Itaú Registration Rights Agreement, the AOL Voting Agreement and the Conversion Voting Agreement, are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4 and Amendment No. 5, and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

CUSIP No. 02365B100	13D

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by deleting the last two paragraphs thereof and adding the following in lieu thereof:

     Pursuant to the Liquidation Letter Agreement, ODC and the AOL Group agreed to cooperate with and support AOL-LA’s management in the implementation of a wind-down and liquidation plan, and agreed to cause their respective representatives on AOL-LA’s Board of Directors, subject to their fiduciary obligations, to take all necessary actions to implement and execute such plan. Essentially, ODC and the AOL Group agreed that, after distributions on account of (or reservation for payment of) operating and wind-down expenses, including Chapter 11 administrative expenses and other priority claims required to be paid, and certain general unsecured claims against AOL-LA (excluding any general unsecured claims of AOL against AOL-LA), the proceeds of the liquidation would be split on a 60-40 basis, with the AOL Group receiving 60% of the distributions and ODC receiving 40% of the distributions. Additionally, the AOL Group agreed to assume ownership of AOL-LA’s Puerto Rico assets at an agreed upon net value of $15 million (subject to certain working capital and other adjustments as described in the Liquidation Letter Agreement). In exchange for the AOL Group receiving this “value” attributable to AOL-LA’s Puerto Rico assets, ODC would be entitled to receive the first actual dollars generated by the liquidation of AOL-LA’s other assets in an amount up to 40% of the difference between (x) the value of the Puerto Rico assets and (y) the amount of general unsecured claims of AOL against AOL-LA. Thus, after the payment of the unsecured creditor and priority claims described above, the AOL Group would receive 60% of the value generated by the liquidation (including the Puerto Rico assets, in respect of which the AOL Group would assume ownership), while ODC would receive 40% of the value generated by the liquidation. ODC and the AOL Group expect to continue discussions of more detailed terms in connection with a wind-down of AOL-LA and its businesses consistent with the broader terms of the Liquidation Letter Agreement, and may enter into additional agreements, instruments or term sheets to set forth such detailed terms.

     The Liquidation Letter Agreement does not require AOL-LA to wind-down or to file a bankruptcy petition and is not binding on AOL-LA, which is not a party to the agreement. It is an agreement between ODC and the AOL Group. Any decision to cease operations and begin the wind-down of the businesses of AOL-LA or for AOL-LA to file a petition in bankruptcy under U.S. insolvency laws would be made by the Board of Directors of AOL-LA.

     References to, and the description of, the Liquidation Letter Agreement are qualified in their entirety by reference to the copy of the Liquidation Letter Agreement included as an exhibit to this Amendment No. 7, which is incorporated in this Item 6 in its entirety where such references and description appear.

     To the best of the Reporting Persons’ knowledge, except as described in the Statement and this Amendment No. 7, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of AOL-LA.

     The information set forth or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated by reference.

CUSIP No. 02365B100	13D

Item 7. Material to be Filed as Exhibits

     Item 7 of the Statement is hereby amended by adding the following Exhibit thereto:

Exhibit Number	Description
18	Letter Agreement, dated as of May 25, 2005, among Time Warner Inc., America OnLine, Inc., Aspen Investments LLC and Atlantis Investments LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASPEN INVESTMENTS LLC
Date: June 9, 2005	By:	/s/ Cristina Pieretti
Title: Executive Vice President

ATLANTIS INVESTMENTS LLC
Date: June 9, 2005	By:	/s/ Cristina Pieretti
Title: Executive Vice President

Date: June 9, 2005	/s/ Gustavo A. Cisneros
Gustavo A. Cisneros

Date: June 9, 2005	/s/ Ricardo J. Cisneros
Ricardo J. Cisneros

CUSIP No. 02365B100	13D

Schedule I

Addresses of the AOL Group Reporting Persons and Banco Itaú Reporting Persons:

Time Warner Inc.
One Time Warner Center
New York, NY 10019

America Online, Inc.
22000 AOL Way
Dulles, VA 20166

Banco Itaú S.A.
Praça Alfredo Egydio de Souza Aranha, 100
Torre Itaúsa, Parque Jabaquara
04344-902 São Paulo (SP), Brazil

Banco Banerj S.A.
Rua da Alfandega 28, 9th Floor
20070-000 Rio de Janeiro (RJ), Brazil

Itaú Bank Ltd.
P.O. Box 2587 - GT
Ansbacher House, 3rd Floor
20 Genesis Close, Georgetown
Grand Cayman
Cayman Islands, B.W.I.

Banco Itaú, S.A.-Cayman Branch
P.O. Box 2587 - GT
Ansbacher House, 3rd Floor
20 Genesis Close, Georgetown
Grand Cayman
Cayman Islands, B.W.I.

CUSIP No. 02365B100	13D

Exhibit Index

Exhibit Number	Description
18	Letter Agreement, dated as of May 25, 2005, among Time Warner Inc., America OnLine, Inc., Aspen Investments LLC and Atlantis Investments LLC

CUSIP No. 02365B100	13D

Exhibit 18

May 25, 2005

Aspen Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134
Attn: President

Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134
Attn: President

Ladies and Gentlemen:

     The purpose of this letter is to confirm our understandings and agreements relating to the wind-down of America Online Latin America, Inc. (“AOLA”) and its subsidiaries.

     As you know, we hold unsecured claims (the “TW Note Claims”) against AOLA arising under or in connection with the US$160 million of convertible notes (the “Notes”) issued by AOLA pursuant to the Note Purchase Agreement dated as of March 8, 2002, between AOLA and Time Warner Inc. (“TW”), as amended. We, together with America Online, Inc. (“AOL”; collectively with TW, the “TW Parties”), also hold all of the outstanding shares of AOLA’s Series B Convertible Preferred Stock (the “Series B Preferred Stock Interests”). You, through your affiliates Aspen Investments L.L.C. (“Aspen”) and Atlantis Investments L.L.C. (“Atlantis”; and collectively with Aspen and all affiliates of Aspen and Atlantis, the “ODC Parties”) hold all of the outstanding shares of AOLA’s Series C Convertible Preferred Stock (the “Series C Preferred Stock Interests”). The ODC Parties and AOL also hold shares of certain classes of common stock of AOLA. The Notes, the Series B Preferred Stock Interests and the Series C Preferred Stock Interests are collectively referred to herein as the “Instruments”.

     Without in any way impairing the contractual and legal rights against AOLA of any party arising under or in connection with the Instruments, and notwithstanding any provisions to the contrary in AOLA’s Restated Certificate of Incorporation or any other AOLA organizational document, you and we agree to work cooperatively toward the wind-down of the businesses of AOLA and its subsidiaries in a manner consistent with the following terms and conditions.

     • The TW Parties and the ODC Parties will cooperate with and support AOLA’s management in the implementation of the wind-down and liquidation plan as outlined in AOLA’s presentation dated March 16, 2005 to the AOLA Board of Directors (the “Plan”),

CUSIP No. 02365B100	13D

with such changes as shall be directed by the Board of Directors of AOLA. Without limitation, all asset transfer agreements and retention/severance arrangements must be authorized specifically by the Board of Directors of AOLA. The TW Parties and the ODC Parties shall each cause its respective representatives on the Board of Directors of AOLA, subject to their fiduciary obligations, to take all necessary actions to implement and execute the Plan.

     • The TW Parties and the ODC Parties agree that the TW Parties will assume the ownership of AOLA’s Puerto Rico assets (the “PR Assets”) in partial repayment of the TW Note Claims, such repayment to be in an amount (such amount, the “Net PR Value”) equal to $15 million less any third-party liabilities assumed by the TW Parties in connection with such assumption, plus or minus, as the case may be, the Net Subscription Income (as defined in the PR Agreement referenced below) accrued and unpaid under the Letter Agreement between AOL and AOLA dated December 1, 2000, regarding the PR Assets (the “PR Agreement”) as of the date of such assumption. The effective date of such transfer of ownership of the PR Assets shall be the date upon which the bankruptcy court having jurisdiction over AOLA’s Chapter 11 case enters an order authorizing and approving the transfer of the PR Assets to the TW Parties and AOLA’s rejection of the PR Agreement, as provided for below.

     • The TW Parties and the ODC Parties shall agree to have their designates to the Board of Directors of AOLA, subject to their fiduciary obligations, approve a bankruptcy filing by AOLA for Chapter 11 protection as soon as possible in order to further the implementation of the Plan and the distribution of proceeds of the wind-down in a manner consistent with this agreement.

     • After distributions on account of (or reservation for payment of) operating and wind-down expenses, including Chapter 11 administrative and other priority claims required to be paid, and general unsecured claims against AOLA to the extent the holders of such claims vote to accept the Chapter 11 plan of liquidation proposed by AOLA in its Chapter 11 case and thereby release the TW Parties, but excluding any general unsecured claims of AOL against AOLA and the TW Note Claims, any available cash or cash equivalents (excluding the PR Assets) will be distributed to the TW Parties on account of the TW Note Claims (the amount so distributed, the “TW Distributions”). The TW Parties agree to turn over promptly to the ODC Parties, from (and only to the extent of) the TW Distributions, (i) an amount equal to 40% of the difference between (x) the Net PR Value and (y) the amount of the general unsecured claims of AOL against AOLA, plus (ii) 40% of all TW Distributions thereafter received; provided that such payments shall be made to the ODC Parties substantially concurrently with any distribution to the TW Parties. Under no circumstances, however, will any in-kind distributions be made by AOLA other than AOL Puerto Rico, nor will the TW Parties make any cash capital infusion or other cash or non-cash investment or expenditure (as opposed to forgiveness of obligations) on account of their assumption of the Puerto Rico operations.

     • None of the TW Parties or the ODC Parties will be required to make any cash capital infusion or other cash or non-cash investment or expenditure to fund the Plan, the Chapter 11 proceeding, or otherwise.

CUSIP No. 02365B100	13D

     • The AOL License Agreement dated as of August 7, 2000, and related service agreements will be rejected by AOLA in the Chapter 11 case, and AOLA will otherwise relinquish any rights or interests in any AOL intellectual property and trademarks. In consideration thereof, AOL will offer prospective purchasers of AOLA country services license terms as set forth on Exhibit A hereto.

     • The PR Agreement and any related service agreements will be rejected by AOLA in the Chapter 11 case, and AOLA will otherwise relinquish any rights or interests in the PR Agreement and the PR Assets.

     • In exchange for the consideration described above, the TW Parties and the ODC Parties will exchange mutual releases for any and all claims relating to or arising in connection with AOLA.

     While we regret that this venture has not developed as we had hoped, we nonetheless look forward to moving forward jointly with you as outlined above. Please confirm that the foregoing sets forth our agreement by signing and returning to us the duplicate copy of this letter.

Very truly yours, TIME WARNER INC.
By:	/s/ Robert Marcus
	Name:	Robert Marcus
	Title:	Senior Vice President

AMERICA ONLINE, INC.
By:	/s/ Stephen Swad
	Name:	Stephen Swad
	Title:	Executive Vice President and Chief Financial Officer

Acknowledged and Agreed as of
the date first written above:

ASPEN INVESTMENTS L.L.C.

By: /s/ Cristina Pieretti

Name: Cristina Pieretti
Title: Executive Vice President

ATLANTIS INVESTMENTS L.L.C.

By: /s/ Cristina Pieretti

Name: Cristina Pieretti
Title: Executive Vice President